UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2012 and 2011 and for the year ended December 31, 2012.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012

Notes to Financial Statements

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(b)	EXHIBIT

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Page(s)

Report of Independent Registered Public Accounting Firm	4

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 – 17

Supplemental Schedules:

Schedule of Assets (Held at End of Year)	18

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statement of net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana

June 27, 2013

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statement of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington

June 26, 2012

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Participant directed investments at fair value:
Registered investment company funds	$16,743,391	$13,327,996
Stable value fund	2,971,621	3,327,319
Heritage Financial Corporation common stock	5,695,243	4,666,670
Cash and cash equivalents	217,815	257,686

	25,628,070	21,579,671

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	147,297	242,220

Total investments	25,775,367	21,821,891

Non-interest bearing cash	15,772	12,510
Receivables:
Employer contributions	574,040	581,740
Participant contributions	—	—
Notes receivable from participants	147,659	128,957

Total receivables	721,699	710,697

Total assets	26,512,838	22,545,098

Liabilities:
Loan payable to Heritage Financial Corporation	—	161,196
Accounts payable and other	18,375	27,582
Excess deferrals	14,278	—

Total liabilities	32,653	188,778

Net assets reflecting investments at fair value	26,480,185	22,356,320
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(83,636)	(84,468)

Net assets available for benefits	$26,396,549	$22,271,852

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Investment income:
Net appreciation in fair value of investments	$2,590,394
Interest	3,771
Dividends	667,048
Other	54,234

3,315,447

Contributions:
Participant salary deferrals	1,295,176
Employer	1,018,250
Participant rollover	468,527
ESOP contribution	169,302

2,951,255

Total	6,266,702

Deductions:
Benefits paid to participants	1,974,195
Administrative expenses	159,705
Interest expense	8,105

Total deductions	2,142,005

Net increase	4,124,697
Net assets available for benefits, beginning of year	22,271,852

Net assets available for benefits, end of year	$26,396,549

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the 401(k) Employee Stock Ownership Plan (“KSOP”) Committee, which consists of certain officers and employees of the Company. Wilmington Trust Company serves as the custodian, certain officers of the Company serve as Trustees of the Plan, and RBC Wealth Management serves as the investment advisor. Recordkeeping services of the Plan are provided by Trautmann, Maher and Associates.

(b)	Eligibility

Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service and attaining age eighteen.

(c)	Contributions

Participants may elect to contribute up to the lesser of 100% of their eligible compensation or to certain limitations under the IRC. These limitations include a dollar limitation ($17,000 for 2012 and $16,500 for 2011) and discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation ($5,500 for 2012 and 2011). Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation. Matching contributions are subject to discrimination limitations.

2)	required profit sharing contribution of 2% of the participant’s eligible compensation.

3)	discretionary profit sharing contributions beyond the required 2% contribution.

4)	discretionary Employee Stock Ownership Plan (“ESOP”) allocation of Company Stock, determined based on the current year ESOP loan principal and interest repayments. See Note 3, “Leveraged ESOP” for additional discussion.

During 2012, the Company’s discretionary profit sharing contribution totaled 1% of eligible compensation. The following provisions apply to contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Non-ESOP Employer contributions to the Plan are invested as directed by the employee.

•	ESOP contributions are employer directed and initially invested in Heritage Financial Corporation common stock. Participants may elect to diversify these investments as permitted under the Plan.

•

Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of nonmatching Company profit sharing or ESOP contributions for that year except in the event of the participant’s death, disability or retirement.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s elective (“401(k)”) contributions and allocations of the Company’s contributions (including Company stock attributable to repayments of the ESOP loan) and Plan earnings net of expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily based on quoted market prices.

(e)	Vesting

Participants are always vested in their 401(k) contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant’s matching contribution and all other employer contributions are 100% vested after six years of service (or upon death or disability while employed, or retirement on or after normal retirement age), with 20% vesting at two years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, a participant may direct his or her 401(k) contributions in 1% increments among eleven registered investment company funds, one stable value fund, and the Company stock fund. Participants also have the option to invest in four different managed portfolio strategies.

Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.

(g)	Payment of Benefits

No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59  1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains her normal retirement age (age 65).

Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make 401(k) contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not other Company contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59  1/2. Rollover accounts may be withdrawn, all or part, once during each Plan Year regardless of the participant’s age.

The Plan has the right to immediately distribute participant accounts upon termination of service for participants with balances not exceeding $1,000, as a lump sum distribution.

(h)	Diversification

Participants may diversify their employer contributions daily among all of the investment options in the Plan from time to time, including the Company stock fund.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(j)	Forfeitures

Forfeitures may be used to pay reasonable and permitted administrative expenses, with the remainder used to reduce the Company’s employer contribution obligation. Forfeitures used to reduce employer contributions during 2012 were $30,368.

(k)	Notes Receivable from Participants

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Principal and interest is paid ratably through semi-monthly payroll deductions. The interest rates on outstanding notes as of December 31, 2012 were all 3.25% with maturity dates from April 2013 through December 2017. All notes were current and the Plan recorded no allowance for loan losses related to the outstanding notes receivable from participants as of December 31, 2012 or 2011.

(l)	Administrative Expenses and Revenue Sharing Credits

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. The Company may also pay certain administrative expenses incurred by the Plan.

The Plan earns revenue sharing credits from certain registered investment funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2012 were $59,014.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into various registered investment company funds, a stable value fund, and Company stock. The underlying investment securities of these funds and the Company stock are exposed to various risks, including but not limited to interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as further described in Note 5, “Fair Value Measurements.”

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

(e)	Stable Value Fund

The Plan includes investments in fully-benefit responsive contracts as part of offering the Wells Fargo Stable Value Fund M (“Fund”) investment option to participants. The Fund is primarily comprised of investment contracts issued by financial companies including guaranteed investment contracts (“GICs”), separate account GICs (“SICs”), and security backed investment contracts. GICs are issued by insurance companies which guarantee the return of principal and stated rate of return for a specific period of time. GICs are backed by the general account of the insurance company. SICs are GICs issued by an insurance company and are maintained within a separate account. SICs are backed by segregated pool of assets. Security backed investment contracts are comprised of two components: investment contracts issued by a financial institution (i.e. wrap contracts) and underlying portfolios of fixed income securities (generally bonds) whose market prices fluctuate.

The Fund’s contracts are carried at contract value in the participants’ account. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. While there may be slight variations from one contract to another, the primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract.

To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

Each contract issuer specifies events which would limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination. The Company does not believe that occurrence of any such events is probable.

The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract on short notice upon the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the contracts at the fair value of the underlying securities. The Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor. Withdrawals initiated by participants will be honored when received unless payments are being delayed to all Fund unit holders, in which event the Fund will work with the Plan sponsor to arrive at a mutually agreeable payout structure.

The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for 2012 and 2011, was 0.94% and 1.56%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2012 and 2011, was 1.95% and 2.33%, respectively.

(f)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2012 and 2011, assets allocated to withdrawing participants totaled $6,102 and $1,500, respectively.

(g)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis.

(h)	Recently Adopted Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The guidance requires separate disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. The adoption of the guidance did not have an impact on the Plan’s financial statements.

(3)	Leveraged ESOP

In January 1998, the Plan borrowed $1,323,000 from the Company (“ESOP loan”) to purchase shares of the Company’s stock using the proceeds from the ESOP loan. The Company stock acquired with the ESOP loan is held in an unallocated suspense account under the Plan pending repayment of the ESOP loan and release of the shares. The loan was to be repaid over a period of 15 years, maturing in January 2013, and was repaid in monthly installments of $13,023 primarily from the Company’s contributions to the trust fund. Interest was accrued at a rate of 8.5% per annum. The loan was repaid in full as of December 31, 2012.

Under the ESOP feature of the Plan, the Company was obligated to make contributions to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. Each year, as the Plan made payments of principal and interest, an appropriate percentage of stock was released from the suspense account in accordance with applicable regulations under the IRC, and allocated to participants, generally on a pro rata basis based on annual compensation.

The unallocated shares of Company stock collateralize the loan while outstanding. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets are summarized as follows and represent a portion of the Heritage Financial Corporation common stock as presented on the Statement of Net Assets:

	2012		2011
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$2,171,637	$147,297	$1,768,335	$242,220
Cash and cash equivalents	89,275	15,325	32,982	7,303
Pending transfers	147,297	(147,297)	116,280	(116,280)
Loan payable to Heritage Financial Corporation	—	—	—	(161,196)

Net ESOP assets (liabilities)	$2,408,209	$15,325	$1,917,597	$(27,953)

Pending transfers represent stocks to be deposited to participants in Q1 of the following plan year. Upon transfer, the shares will be participant-directed.

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2012
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net appreciation in fair value of investments	$320,994	$21,356
Interest and dividends	118,304	8,022
Loan payments	—	169,302
Shares released	147,297	(147,297)
Fund transfers/stock diversifications	(30,949)	—
Distributions to participants	(65,034)	—
Interest expense	—	(8,105)

Net increase (decrease)	490,612	43,278
Net assets, beginning of year	1,917,597	(27,953)

Net assets, end of year	$2,408,209	$15,325

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2012	2011
Heritage Financial Corporation common stock	$5,842,540	$4,908,890
Pimco Total Return Admin Fund	4,160,106	3,238,741
Wells Fargo Stable Value M (Contract values: 2012- $2,887,984; 2011- $3,242,851)	2,971,621	3,327,319
Vanguard 500 Index Fund Signal	2,300,958	**
Baron Small Cap Fund	2,057,155	1,632,502
T. Rowe Price New America Growth	2,008,035	—
American Funds Europac R4	1,765,338	1,184,946
Invesco Growth and Income	1,478,912	1,521,984
American Funds Growth Fund of America R4	—	2,023,864

** Amount represents less than 5% of net assets at the end of the year.

The Plan’s investments appreciated during the year ended December 31, 2012 as follows:

Registered investment company funds	$1,526,454
Stable value fund	41,747
Common stock	1,022,193

$2,590,394

Total dividend income recognized by the Plan from the investment in Heritage Financial Corporation common stock (a related party) was $126,322 and $60,745 during the years ended December 31, 2012 and 2011, respectively.

(5)	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in principal or most advantageous market in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered investment company funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end using prices quoted by relevant pricing agent.

Stable value fund: Valued at the NAV of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.

Heritage Financial Corporation common stock: Valued based on its year-end unit closing price (comprised of year-end market price of the stock on the NASDAQ National Market System plus cash equivalent position held, if any).

The fair value of other financial instruments such as cash and cash equivalents, employer contributions receivable, notes receivable from participants and loan payable approximate their carrying value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2012:

	Investments at estimated fair value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity
Growth	$4,065,190	$—	$—	$4,065,190
Value	2,533,237	—	—	2,533,237
Index	2,300,958	—	—	2,300,958
Blend	1,176,131	—	—	1,176,131
Other	2,507,769	—	—	2,507,769

Total Equity	12,583,285	—	—	12,583,285
Fixed income:
Balanced	4,160,106	—	—	4,160,106

Total Fixed Income	4,160,106	—	—	4,160,106
Stable value fund	—	2,971,621	—	2,971,621
Heritage Financial Corporation common stock	5,695,243	—	—	5,695,243
Cash and cash equivalents	217,815	—	—	217,815

Total participant-directed investments	22,656,449	2,971,621	—	25,628,070

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	147,297	—	—	147,297

Total nonparticipant-directed investments	147,297	—	—	147,297

Total investments	$22,803,746	$2,971,621	$—	$25,775,367

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2011:

	Investments at estimated fair value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity
Growth	$3,656,366	$—	$—	$3,656,366
Value	2,410,174	—	—	2,410,174
Index	1,073,442	—	—	1,073,442
Blend	1,124,859	—	—	1,124,859
Other	1,824,414	—	—	1,824,414

Total Equity	10,089,255	—	—	10,089,255
Fixed income:
Balanced	3,238,741	—	—	3,238,741

Total Fixed Income	3,238,741	—	—	3,238,741
Stable value fund	—	3,327,319	—	3,327,319
Heritage Financial Corporation common stock	4,666,670	—	—	4,666,670
Cash and cash equivalents	257,686	—	—	257,686

Total participant-directed investments	18,252,352	3,327,319	—	21,579,671

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	242,220	—	—	242,220

Total nonparticipant-directed investments	242,220	—	—	242,220

Total investments	$18,494,572	$3,327,319	$—	$21,821,891

There were no transfers between Level 1 investments and Level 2 investments for the years ended December 31, 2012 or 2011.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

(7)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan submitted to the IRS for a determination letter in accordance with the appropriate reporting cycle.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8)	Party-in-Interest Transactions

A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s assets, which consist primarily of shares of registered investment company funds, Company stock, a stable value fund and cash and cash equivalents are held by Wilmington Trust Company, the custodian of the Plan assets. The Company’s contributions are held and managed by the custodian at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants; therefore, these transactions and the Plan’s payment of custodian fees qualify as party-in-interest transactions. For the year ended December 31, 2012, the Plan incurred expenses of $15,625 from Wilmington Trust Company for services as custodian of the Plan assets.

The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions determined by the Company. Officers or employees of the Company perform certain administrative functions. No officer or employee receives compensation from the Plan. For the year ended December 31, 2012, the Plan incurred expenses of $144,080 from other service providers that are defined as a party-in-interest under ERISA.

The Plan issues loans to participants, which are secured by the balance in the participant’s accounts. These transactions qualify as party-in-interest transactions.

The Plan’s investment in Heritage Financial Corporation common stock constitutes a party-in-interest transaction as the Company is a related party.

(9)	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	December 31,
	2012	2011
Net assets available for benefit per financial statements	$26,396,549	$22,271,852
Deficiency of contract value from estimated fair value of investment in stable value fund	83,636	84,468
Amounts allocated to withdrawing participants	(6,102)	(1,500)

Net assets available for benefit per the Form 5500	$26,474,083	$22,354,820

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year ended December 31, 2012
Increase in net assets available for benefits per the financial statements	$4,124,697
Change in deficiency of contract value from estimated fair value of investment in stable value fund	(832)
Amounts allocated to withdrawing participants at current year end	(6,102)
Amounts allocated to withdrawing participants at prior year end	1,500

Net income per the Form 5500	$4,119,263

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2012
Benefits paid to participants per the financial statements	$1,974,195
Amounts allocated to withdrawing participants at the current year end	6,102
Amounts allocated to withdrawing participants at the prior year end	(1,500)

Benefits paid to participants per the Form 5500	$1,978,797

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Participant directed investments:
	Registered investment company funds:
	Allianz NFJ Small Cap Value Fund Class A	37,085 shares	$ **	$1,054,325
	American Funds Capital World Growth R4	3,723 shares	**	138,180
	American Funds Europac R4	43,610 shares	**	1,765,338
	Aston Fairpointe Mid Cap N Fund	5,780 shares	**	193,005
	Baron Small Cap Fund	78,457 shares	**	2,057,155
	Columbia Contrarian Core Z	60,799 shares	**	983,126
	DFA Emerging Markets Value Fund	20,250 shares	**	604,251
	Invesco Growth and Income	70,626 shares	**	1,478,912
	Pimco Total Return Admin Fund	370,116 shares	**	4,160,106
	T. Rowe Price New America Growth	55,902 shares	**	2,008,035
	Vanguard 500 Index Fund Signal	21,203 shares	**	2,300,958
	Stable value funds:
	Wells Fargo Stable Value M	61,238 shares	**	2,971,621
*	Heritage Financial Corporation common stock	480,440 shares	**	5,695,243
	Schwab Money Market Account	197,421 units	**	197,421
	Schwab cash	20,394 units	**	20,394

				25,628,070

	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock	10,027 shares	71,392	147,297

*	Notes receivable from participants	Interest rates of 3.25% maturity April 2013 through December 2017	**	147,659

				$25,923,026

*	A party-in-interest as defined by ERISA.
**	The cost of participant directed investments is not required to be disclosed and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2013	HERITAGE FINANCIAL CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(Name of Plan)

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Donald J. Hinson
	NAME:	Donald J. Hinson
	TITLE:	Chief Financial Officer